Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction

Allied World Assurance Company, Ltd.	Bermuda
Newmarket Administrative Services (Bermuda), Ltd.	Bermuda
December Holdings Ltd.	Bermuda
Allied World Assurance Holdings (Ireland) Ltd.	Bermuda
* Allied World Assurance Company (U.S.) Inc.	Delaware
* Allied World National Assurance Company	New Hampshire
* Newmarket Administrative Services, Inc.	Delaware
* Allied World Assurance Company (Europe) Limited	Ireland
* Allied World Assurance Company (Reinsurance) Limited	Ireland
* Allied World Investment Company	Delaware
* Allied World Assurance Holdings (U.S.) Inc.	Delaware
* Newmarket Administrative Services (Ireland) Limited	Ireland

*	Subsidiaries of Allied World Assurance Holdings (Ireland) Ltd